

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

January 24, 2018

Matthew Anderson
Chief Financial Officer
I-Minerals Inc.
580 Hornby Street, Suite 880
Vancouver, BC, Canada V6C 3B6

> **Re: I-Minerals Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2017**
> **Filed July 28, 2017**
> **File No. 000-55321**

Dear Mr. Anderson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General, page 5

1.   We note the location description of your mineral properties is southwest of Bovill, Idaho, but your technical reports place your reserves and proposed mill site northwest of Bovill, Idaho. Please clarify and confirm you will correct your disclosure prospectively, as necessary.

Helmer-Bovill Property, Page 17

2.   We note you have completed a full feasibility study of the Bovill Project. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes economic feasibility of your materials designated as reserves and resources, as required by Industry Guide 7(c). The information requested specifically includes:

- Copies of any pertinent marketing or commodity price reports, such as the marketing studies prepared by the I-Mineral Business Development Team, Roskill Consulting Group, and letters of interest or intent from potential customers.

- Copies of executive summaries of feasibility studies or mine plans which include the complete cash flow analyses.

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone George K. Schuler at the telephone number below.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining